Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-204234

Supplementing the Preliminary Prospectus

Supplement dated September 21, 2015

(to Prospectus dated May 15, 2015)

Corrections Corporation of America

$250,000,000

5.00% Senior Notes due 2022

Pricing Term Sheet

September 21, 2015

The information in this pricing term sheet supplements Corrections Corporation of America’s preliminary prospectus supplement, dated September 21, 2015 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (as defined below) (the “Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Corrections Corporation of America (the “Issuer”)

Guarantors:

CCA Health Services, LLC

CCA International, LLC

CCA of Tennessee, LLC

CCA South Texas, LLC

CCA TRS, LLC

Correctional Alternatives, LLC

Prison Realty Management, LLC

Technical and Business Institute of America, LLC

TransCor America, LLC

Title of Securities:	5.00% Senior Notes due 2022 (the “Notes”)

Aggregate Principal Amount:	$250,000,000

Maturity Date:	October 15, 2022

Interest Rate:	5.00% per annum (payable semi-annually), accruing from September 25, 2015

Interest Payment Dates:	April 15 and October 15, commencing on April 15, 2016; each interest payment will be made to Holders of record on the close of business on the immediately preceding April 1 and October 1

Trade Date:	September 21, 2015

Expected Settlement Date:	September 25, 2015 (T+4)

Record Dates:	April 1 and October 1

Price to Public:	100.00%

Underwriting Discount:	0.75%

Optional Redemption:	At any time prior to July 15, 2022, the Issuer may redeem all or part of the Notes at a “make-whole” redemption price, plus accrued and unpaid interest, if any, to the redemption date.

On or after July 15, 2022 (three months prior to the maturity date of the Notes), the Notes are redeemable at the election of the Issuer, in whole or in part, at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Change of Control:	Putable at 101% of aggregate principal amount thereof, plus accrued and unpaid interest.

CUSIP/ISIN:	22025Y AQ3 / US22025YAQ35

Pro Forma Ratio of Earnings to Fixed Charges:	As adjusted on a pro forma basis to give effect to the Offering and sale of the Notes in this Offering and the anticipated application of the estimated net proceeds from this Offering as if they had occurred at the beginning of the respective periods, our ratio of earnings to fixed charges would have been 4.5x for the year ended December 31, 2014 and 5.4x for the six months ended June 30, 2015.

Joint Book Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	FTN Financial Securities Corp Macquarie Capital (USA) Inc. RBS Securities Inc. Regions Securities LLC Canaccord Genuity Inc.

Corrections Corporation of America has filed a registration statement (including a prospectus) and a Preliminary Prospectus Supplement, dated September 21, 2015, with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents that Corrections Corporation of America has filed with the SEC for more complete information about Corrections Corporation of America and this Offering. You may get these documents, free of charge, by visiting the SEC Web site at www.sec.gov. Alternatively, Corrections Corporation of America, any underwriter or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, J.P Morgan Securities LLC collect at 1-866-803-9204 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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